

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

October 25, 2006

Mr. Leon van Kraayenburg
Vice President of Finance
Nova Oil, Inc.
2777 Allen Parkway, Suite 800
Houston, Texas 77019

> **Re:** **Nova Oil, Inc.**
> **Form 10-QSB for Fiscal Quarter Ended April 30, 2006**
> **Filed June 15, 2006**
> **Form 8-K**
> **Filed April 3, 2006**
> **Form 10-QSB for Fiscal Quarter Ended July 31, 2006**
> **Filed September 14, 2006**
> **Response Letter dated September 28, 2006**
> **File No. 0-32531**

Dear Mr. van Kraayenburg:

     We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Exhibit 99.1 filed on September 28, 2006

Note 1 – Summary of Significant Accounting Polices, page F-7

General

1.   We have reviewed your response to prior comment number seven, where you state that the "asset 'patent' for $33,260 represents a reimbursement to a related party for costs attributable to the development of technology related to our

primary process for the manufacture and development of biodiesel fuel." Based
on this explanation, please tell us how you have considered the guidance in
paragraph 11(d) of SFAS 2, which states that "The costs of services performed by
others in connection with the research and development activities of an enterprise,
including research and development conducted by others in behalf of the
enterprise, shall be included in research and development costs."

Exhibit 99.3

Financial Statements

Statements of Changes in Stockholders' Deficit, page F-5

2.   Please tell us why you have changed the second column heading from Common
        Stock to Paid-In Capital as it appears your common stock has no par value or
        revise your presentation as appropriate.

Note 6 – Issuances of Common Stock, page F-7

3.   We note that Biosource America, Inc. issued 1,500,000 shares of its common
        stock on January 29, 2006 for $300,000 in cash proceeds and assignment of an
        escrow deposit of $50,000. Please tell us why you report 60,000,000 issued and
        outstanding shares of stock on the Balance Sheet and the Statements of Changes
        in Stockholders' Deficit as of January 31, 2006.

Form 10-QSB for the Fiscal Quarter Ended April 30, 2006

Note 7. Warrants

4.   We note from your response to prior comment number 26 that the warrants
        previously issued to the placement agent "do not contain a liquidating damages
        clause that might result in an uneconomic settlement;" and that "these warrants
        have not been treated as a derivative." Please expand your disclosure to state
        when these warrants were issued and disclose how you accounted for the issuance
        of these warrants.

Note 8 – Subsequent Events

Equity Incentive Plan

5.   We note your statement in response to prior comment number 27 that "The options issued under our 2006 Equity Incentive Plan were not enforceable options to acquire the shares until such time as the registration of the shares subject to the option agreement became effective, which occurred on June 5, 2006;" and that you "appropriately recognized no compensation cost related to these options as of April 30, 2006." Based on your response, it appears that these shares contained a performance condition as defined by SFAS 123(R). Please tell us whether or not your decision to not record compensation cost was based upon a probability assessment as contemplated by Illustration 6 of SFAS 123(R) or otherwise tell us how you determined that these shares did not represent compensation expense upon their grant date. In this regard, paragraph A111 states that "This Statement requires that all performance conditions be accounted for similarly. A potential grant-date fair value is estimated for each of the possible outcomes that are reasonably determinable at the grant date and associated with the performance condition(s) of the award."

Form 10-QSB for the Fiscal Quarter Ended July 31, 2006

Financial Statements

6.   Please confirm, if true, that you are presenting financial statements in accordance with the disclosure requirements for development stage companies under the guidance in SFAS 7 or otherwise advise. If applicable, please identify each of your financial statements as those of a development stage enterprise in accordance with paragraph 12 and revise your disclosures, as necessary, to comply with the requirements of paragraph 11 of SFAS 7. This comment also applies to your Form 10-QSB for the fiscal quarter ended April 30, 2006.

Consolidated Statements of Operations, page 4

7.   We note that you present stock-based compensation as a separate line item. Please confirm, if true, that your presentation includes the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees or otherwise advise. Refer to Topic 14:F of SAB 107.

Note 4 – Property and Equipment

8.   We note your statement that "Property and Equipment is being depreciated using the double-declining balance method over the estimated useful life the related asset." Please tell us whether or not this represents a change in accounting principle and how you have applied the guidance in SFAS 154, if applicable, or otherwise advise. In this regard, we note your April 30, 2006 Form 10-QSB disclosed that "Depreciation is calculated using the straight line method over the properties' estimated useful lives of five years."

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief